SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GCI LIBERTY, INC.
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

Series A Common Stock: 36164V 305
Series B Common Stock: 36164V 404

Series A Cumulative Redeemable Preferred Stock: 36164V 503

(CUSIP Numbers)

John C. Malone
c/o GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A common stock: 36164V 305 Series B common stock: 36164V 404 Series A Cumulative Redeemable Preferred Stock: 36164V 503
1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A common stock: 607,021 (1), (2), (3) Series B common stock: 3,954,492 (1) Series A Cumulative Redeemable Preferred Stock: 10 (3)
	8.	Shared Voting Power Series A common stock: 0 (2) Series B common stock: 66,683 (4) Series A Cumulative Redeemable Preferred Stock: 0
	9.	Sole Dispositive Power Series A common stock: 607,021 (1), (2), (3) Series B common stock: 3,954,492 (1) Series A Cumulative Redeemable Preferred Stock: 10 (3)
	10.	Shared Dispositive Power Series A common stock: 0 (2) Series B common stock: 66,683 (4) Series A Cumulative Redeemable Preferred Stock: 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Series A common stock: 607,021 (1), (2), (3)

Series B common stock: 4,021,175 (1), (4)

Series A Cumulative Redeemable Preferred Stock: 10 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Series A common stock: Less than 1% (5) Series B common stock: 89.6% (5) Series A Cumulative Redeemable Preferred Stock: Less than 1% (5)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes 79,243 shares of the Issuer’s (as defined below) Series A common stock, $0.01 par value per share (“Series A Common Stock”), and 123,847 shares of the Issuer’s Series B common stock, $0.01 par value per share (“Series B Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone as noted above; however, if such shares of Series A Common Stock were included, Mr. Malone would have beneficial ownership of 4,628,196 shares of Series A Common Stock, and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 4.4%, subject to the relevant footnotes set forth herein.

(3) Includes (i) 410,178 shares of Series A Common Stock and 10 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Preferred Stock”), pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”) and (ii) 117,600 shares of Series A Common Stock pledged by Mr. Malone to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and 79,243 shares of Series A Common Stock are pledged by the LM Revocable Trust to Merrill Lynch, in each case, in connection with margin loan facilities extended by Fidelity and Merrill Lynch, respectively.

(4) Includes 66,683 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(5) For purposes of calculating the beneficial ownership of Mr. Malone, the total number of shares of Series A Common Stock outstanding was 101,324,141 and the total number of shares of Series B Common Stock outstanding was 4,488,674, in each case, as of April 30, 2020, as reported by GCI Liberty, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 7, 2020 (the “10-Q”). 7,200,919 shares of the Preferred Stock were outstanding as of March 31, 2020, as reported in the 10-Q. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to one-third of a vote, in each case, on all matters presented to shareholders of the Issuer for their approval. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 27.5% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Items 1 and 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Statement of

John C. Malone

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), and Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Preferred Stock”), of GCI Liberty, Inc., a Delaware corporation (the “Issuer” or “GCI Liberty”).  The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone” or the “Reporting Person”), on March 16, 2018 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 1.  Security and Issuer.

The information contained in Item 1 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 10, 2018, pursuant to the Agreement and Plan of Merger, dated as of March 22, 2018 (the “Reincorporation Merger Agreement”), by and among GCI Liberty, Inc., an Alaska corporation (“Old GCI Liberty”), and the Issuer (then known as GCI Merger Sub, Inc., and formerly a direct, wholly owned subsidiary of Old GCI Liberty), Old GCI Liberty merged with and into the Issuer (the “Reincorporation Merger”), with the Issuer continuing as the surviving corporation in the Reincorporation Merger and existing under the laws of the State of Delaware, for the purpose of reincorporating in the State of Delaware.

At the effective time of the Reincorporation Merger (the “Effective Time”), pursuant to the Reincorporation Merger Agreement:

•      each outstanding share of Old GCI Liberty’s Class A common stock, no par value (“Predecessor Class A Common Stock”), automatically converted into one share of Series A Common Stock;

•      each outstanding share of Old GCI Liberty’s Class B common stock, no par value (“Predecessor Class B Common Stock”), automatically converted into one share of Series B Common Stock; and

•      each outstanding share of Old GCI Liberty’s Series A Cumulative Redeemable Preferred Stock (together with the Predecessor Class A Common Stock and the Predecessor Class B Common Stock, the “Predecessor Stock”), automatically converted into one share of Preferred Stock (the Preferred Stock together with the Common Stock, the “Successor Stock”).

No fractional shares of Successor Stock were issued in the Reincorporation Merger. Instead, the Issuer issued to each Old GCI Liberty shareholder entitled to a fractional share as a result of the Reincorporation Merger a scrip, representing such fractional share and that entitles the holder of such scrip, subject to the terms of the scrip and the Reincorporation Merger Agreement, to receive a full share of the applicable class or series of Successor Stock upon the surrender of a scrip, which in the aggregate represents a full share of such class or series of Successor Stock. The shares for which such scrip were exchangeable were aggregated and sold by or on behalf of GCI Liberty in the public market, with the proceeds from such aggregation and sale (less any brokerage charges, commissions, transfer taxes or other sale expenses) paid pro rata to the registered holders of such scrip (without interest) in full satisfaction thereof.

The Issuer is the successor issuer to Old GCI Liberty pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Therefore, this Statement now relates to the Issuer’s shares of Common Stock.  The Issuer also has shares of Preferred Stock outstanding. Pursuant to Rule 13d-3 under the Exchange Act, this Statement also relates to the shares of Series A Common Stock issuable upon the conversion of shares of Series B Common Stock.  By its terms, each share of Series B Common Stock is convertible into one share of Series A Common Stock at the option of the holder.  Shares of Series A Common Stock and Preferred Stock are not convertible.  The holders of Successor Stock generally vote as a single class with respect to all matters voted on by the stockholder of the Issuer.  Shares of Series A Common Stock are entitled to one vote per share, shares of Series B Common Stock are entitled to ten votes per share, and shares of Preferred Stock are entitled to one-third of a vote per share, in each case, on all matters presented to stockholders of the Issuer for their approval.

Item 2.  Identity and Background.

The information contained in the first paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person is John C. Malone, whose business address is c/o GCI Liberty, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The Reporting Person was informed that a special committee of independent and disinterested directors formed by the board of directors of Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband”), and a special committee of independent and disinterested directors formed by the board of directors of GCI Liberty have informed Liberty Broadband and GCI Liberty that the special committees have reached a preliminary understanding regarding a possible exchange ratio (“Possible Exchange Ratio”) for a potential business combination transaction between Liberty Broadband and GCI Liberty (the “Potential Combination”), in which Liberty Broadband would acquire all of the outstanding shares of Series A Common Stock, Series B Common Stock, and Preferred Stock of GCI Liberty in a stock-for-stock merger. The Possible Exchange Ratio, which remains subject to the negotiation of mutually acceptable transaction agreements, would consist of (i) 0.5800 of a share of Liberty Broadband Series C common stock for each outstanding share of Series A Common Stock, (ii) 0.5800 of a share of Liberty Broadband Series B common stock for each outstanding share of Series B Common Stock, and (iii) one share of a newly issued series of preferred stock of Liberty Broadband (“Liberty Broadband Preferred Stock”) for each outstanding share of Preferred Stock, with the new Liberty Broadband Preferred Stock bearing substantially identical terms and conditions to the Preferred Stock. GCI Liberty’s outstanding equity awards would be converted into equivalent equity awards at Liberty Broadband with respect to the applicable series of Liberty Broadband stock payable in the Potential Combination with respect to the series of GCI Liberty stock underlying the applicable award, in each case, with vesting to continue based on the original vesting schedule of the underlying award. No such awards are expected to be accelerated in the Potential Combination.

The special committees of each of GCI Liberty and Liberty Broadband also reached a preliminary understanding with Mr. Malone, Chairman of the Board of each of GCI Liberty and Liberty Broadband, pursuant to which, at the closing of the Potential Combination, Mr. Malone would agree to receive shares of Liberty Broadband Series C common stock in lieu of an equal number of shares of Liberty Broadband Series B common stock he would be entitled to receive in the Potential Combination such that Mr. Malone would have beneficial ownership of not more than approximately 49% of Liberty Broadband’s aggregate outstanding voting power (“Target Voting Power”) immediately following the closing (which is equal to the aggregate voting power in Liberty Broadband beneficially owned by Mr. Malone at the date of this Amendment). Mr. Malone would also have the right to exchange such shares of Liberty Broadband Series C common stock for Liberty Broadband Series B common stock, on a one-for-one basis, to preserve his Target Voting Power following the occurrence of any voting dilution events.

Prior to any negotiations, including any discussions regarding a Possible Exchange Ratio or regarding any arrangements with Mr. Malone, the special committees of GCI Liberty and Liberty Broadband were formed and agreed with each other and with Mr. Malone that any Potential Combination would be subject to and conditioned upon (i) the negotiation by, and approval of, each special committee and (ii) approval by a non-waivable vote of the holders of a majority of the voting power of the outstanding shares of each company not held by Mr. Malone or any other interested parties.

The Reporting Person expects that there will be continued discussions between and among the special committees and himself regarding a Potential Combination and related matters, including the negotiation of mutually acceptable transaction agreements.  There can be no assurance, however, that any discussions that occur hereafter will result in the entry into definitive agreements concerning a Potential Combination or, if such definitive agreements are reached, that such definitive agreements will contain transaction terms consistent with those described above, nor can there be any assurance that a Potential Combination will ultimately be consummated.  Discussions concerning a Potential Combination may be terminated at any time and without prior notice.

The Reporting Person does not intend to disclose developments with respect to the foregoing unless and until the special committees and the boards of directors of each of GCI Liberty and Liberty Broadband have approved a specific transaction, if any, except as may be required by law.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) - (b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 607,021 shares of Series A Common Stock (including 79,243 shares held by a revocable trust with respect to which Mr. Malone and his wife are trustees (the “LM Revocable Trust”), as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding shares of Series A Common Stock, (ii) 4,021,175 shares of Series B Common Stock (including (x) 123,847 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, and (y) 66,683 shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership), which represent approximately 89.6% of the outstanding shares of Series B Common Stock, and (iii) 10 shares of Preferred Stock, which represent less than 1% of the outstanding shares of Preferred Stock.

The foregoing percentage interests are based on 101,324,141 shares of Series A Common Stock and 4,488,674 shares of Series B Common Stock, in each case, outstanding as of April 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the SEC on May 7, 2020 (the “10-Q”). The foregoing percentage interests are also based on 7,200,919 shares of the Preferred Stock outstanding as of March 31, 2020, as reported in the 10-Q. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to one-third of a vote, in each case, on all matters presented to shareholders of the Issuer for their approval. Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing 27.5% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, the LM Revocable Trust, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock and Preferred Stock.  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c) Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, the LM Revocable Trust or the Trusts, has effected any transactions with respect to the Common Stock or Preferred Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

Of the shares of Common Stock and Preferred Stock beneficially owned by Mr. Malone, (i) 410,178 shares of Series A Common Stock and 10 shares of Preferred Stock are pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”) and (ii) 117,600 shares of Series A Common Stock pledged by Mr. Malone to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and 79,243 shares of Series A Common Stock are pledged by the LM Revocable Trust to Merrill Lynch, in each case, in connection with margin loan facilities extended by Fidelity and Merrill Lynch, respectively.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2020

/s/ John C. Malone
John C. Malone

[Signature Page to JCM Amendment No. 1 to GCI Liberty, Inc. 13D]